EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-108362 and 333-108363 on Form S-8 of our report dated March 31, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the ability of Brillian Corporation to continue as a going concern and an explanatory paragraph relating to the preparation of the financial statements of Brillian Corporation from the separate records maintained for the microdisplay business of Three-Five Systems, Inc. prior to the spin-off from Three-Five Systems, Inc. on September 15, 2003) appearing in this Annual Report on Form 10-K of Brillian Corporation for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 31, 2005